Exhibit 7

Computation of Ratios for Fiscal Year ended December 31, 2012, 2013 and 2014

	2012	2013	2014
	CNY’000	CNY’000	CNY’000
Current assets (a)	347,255	2,997,211	62,524
Current liabilities (b)	1,097,879	2,568,144	37,827
Current ratio (c=a/b)	0.32	1.17	1.65
Working capital (d=a-b)	(750,624)	429,067	24,697
Short-term bank loans and current portion of long-term bank loans (e)	443,900	—	—
Mining rights payable – current (f)	25,568	—	—
Long-term bank loans (g)	569,630	—	—
Mining rights payable – non-current (h)	77,810	—	—
Total interest-bearing debt (i=e+f+g+h)	1,116,908	—	—
Total shareholders’ equity (j)	546,875	255,518	22,614
Total capital (k=i+j)	1,663,783	255,518	22,614
Ratio of interest-bearing debt to Total capital (l=i/k)	67.13%	—	—